SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                          --------------------

                             SCHEDULE 14D-9*
            Solicitation/Recommendation Statement Pursuant to
         Section 14(D)(4) of the Securities Exchange Act of 1934

                             AMENDMENT NO. 3

                       PROLER INTERNATIONAL CORP.
                        (Name of Subject Company)

                       PROLER INTERNATIONAL CORP.
                  (Name of Person(s) Filing Statement)

                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Including Associated Rights)
                     (Title of Class of Securities)

                               743396-10-3
                  (CUSIP Number of Class of Securities)

                           BRUCE W. WILKINSON
                         CHIEF EXECUTIVE OFFICER
                       PROLER INTERNATIONAL CORP.
                             4265 SAN FELIPE
                                SUITE 900
                          HOUSTON, TEXAS  77027
                             (713) 627-3737

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                               COPIES TO:

                           GEOFFREY K. WALKER
                            KATHLEEN M. KOPP
                  MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                              700 LOUISIANA
                          HOUSTON, TEXAS  77002
                             (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.

      This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 3 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 3 with the same meanings as provided in the
Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is amended to add the following to section
(a) thereof:

      On October 2, 1996, the Company and HNC reached an agreement for the dissolution of the Temporary Order. Pursuant to a Stipulated Agreement between the Company and HNC (the "Stipulated Agreement"), HNC agreed to instruct employees of the joint ventures to cooperate with Proler in the process of supplying information regarding the joint ventures to Schnitzer and agreed to stipulate to the dissolution of the Temporary Order as of October 2, 1996, and Proler agreed to furnish HNC with copies of all information furnished to Schnitzer regarding the joint ventures. In addition, Proler and Schnitzer entered into a revised Confidentiality Agreement regarding Schnitzer's treatment of information provided to it with respect to the joint ventures. The Stipulation Agreement is without prejudice to the claims that have been asserted by Proler and HNC against each other in the Texas Action, the New York Action and in the Arbitration Notice.

      A copy of the Stipulated Agreement is attached hereto as Exhibit 11 and incorporated herein by reference. A copy of the Stipulation Dissolving Temporary Restraining Order is attached hereto as Exhibit 12 and incorporated herein by reference. A copy of the revised Confidentiality Agreement is attached hereto as
Exhibit 13 and incorporated herein by reference. A copy of the press release issued by the Company in connection with the Stipulated Agreement and dissolution of the Temporary Order is attached hereto as Exhibit 14 and incorporated herein by reference.

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ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DOCUMENT

Exhibit 11 -   Stipulated Agreement dated as of October 2, 1996 between Proler
               International Corp. and Hugo Neu Corporation.

Exhibit 12 -   Stipulation Dissolving Temporary Restraining Order dated October
               2, 1996.

Exhibit 13 -   Confidentiality Agreement dated as of June 11, 1996 between
               Proler International Corp. and Schnitzer Steel Industries, Inc.

Exhibit 14 -   Press Release issued by Proler International Corp. dated
               October 2, 1996.

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
                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROLER INTERNATIONAL CORP.

                                    By:   BRUCE W. WILKINSON

                                  /s/ BRUCE W. WILKINSON
                                      Burce W. Wilkinson
                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  October 3, 1996

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